Exhibit 99.3

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2022	June 30, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,853,398	$5,381,058
Restricted cash	303,025	467,894
Accounts receivable, net	2,236,252	729,152
Accounts receivable – a related party	375,499	1,784,082
Inventories	5,443,133	5,442,661
Advance to vendors	5,099,694	1,729,574
Advance to vendors – a related party	479,706	46,032
Prepayments and other current assets	315,448	84,752
Due from a related party	746,680	—
TOTAL CURRENT ASSETS	21,852,835	15,665,205

Property, plant and equipment, net	46,205,333	46,431,541
Intangible assets, net	2,060,640	2,193,509
Deferred tax assets	712,928	935,646
Deferred issuance costs	310,136	319,333
Right-of-use assets	483,370	—
Prepayments and other assets - non-current	504,441	—
TOTAL ASSETS	$72,129,683	$65,545,234

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$3,741,000	$2,358,940
Accounts payable	7,640,449	6,252,145
Construction payable	4,211,854	5,105,032
Due to a related party	—	173,244
Advance from customers	3,319,056	3,558,329
Accrued liabilities and other payables	3,816,840	3,057,774
Deferred revenue	1,601,832	1,972,528
Taxes payable	18,081,026	15,151,755
Operating lease liabilities - current	120,591	—
TOTAL CURRENT LIABILITIES	42,532,648	37,629,747

Long-term loans	8,448,835	8,711,755
Long-term deferred revenue, net of current	872,789	1,283,570
Operating lease liabilities – non-current	332,476	—
TOTAL LIABILITIES	52,186,748	47,625,072

COMMITMENTS AND CONTINGENCIES

Total Equity:
Ordinary shares*, $0.0005 par value, 100,000,000 shares authorized, 30,000,000 ordinary shares issued and outstanding at December 31, 2022 and June 30, 2022	15,000	15,000
Additional paid in capital	8,746,336	8,746,336
Statutory reserves	4,911,186	3,952,199
Retained earnings	6,576,167	5,021,753
Accumulated other comprehensive (loss) income	(305,754)	184,874
TOTAL SHAREHOLDERS’ EQUITY	19.942,935	17,920,162
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$72,129,683	$65,545,234

*	Shares and per share data are presented on a retroactive basis to reflect the one-for-five reverse share split effective August 31, 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF
INCOME AND COMPREHENSIVE INCOME

	For The Six Months Ended December 31,
	2022	2021
Revenues – third parties	$23,328,493	$17,564,506
Revenues – related parties	383,934	1,210,924
Total revenues	23,712,427	18,775,430
Cost of revenues	6,249,793	4,834,363
Gross profit	17,462,634	13,941,067

Operating expenses:
Commission, selling and marketing	8,350,409	5,028,214
General and administrative	3,909,239	3,733,131
Research and development	778,717	114,665
Total operating expenses	13,038,365	8,876,010
Income from operations	4,424,269	5,065,057

Other income (expense):
Interest income	10,161	6,042
Interest expense	(172,771)	(6,042)
Other income (expense), net	10,157	(66,866)
Total other expense, net	(152,453)	(110,175)

Income before income taxes:	4,271,816	4,954,882
Income tax provision	1,758,415	1,037,288
Net income	2,513,401	3,917,594

Other comprehensive income (loss):
Foreign currency translation adjustments	(490,628)	203,408
Comprehensive income	$2,022,77	$4,121,002

Earnings per share*
Basic and diluted	$0.08	$0.13

Weighted average number of shares outstanding*
Basic and diluted	30,000,000	30,000,000

*	Shares and per share data are presented on a retroactive basis to reflect the one-for-five reverse share split effective August 31, 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

						Accumulated
			Additional			other	Total
	Ordinary shares		Paid-in	Statutory	Retained	comprehensive	shareholders’
	Shares*	Amount	capital	Reserves	earnings	income (loss)	equity
Balance at June 30, 2021	30,000,000	$15,000	$8,746,336	$2,722,761	$513,189	$854,871	$12,852,157
Net income for the six months	—	—	—	—	3,917,594	—	3,917,594
Allocation to statutory reserve	—	—	—	567,489	(567,489)	—	—
Foreign currency translation adjustments	—	—	—	—	—	203,408	203,408
Balance at December 31, 2021	30,000,000	$15,000	$8,746,336	$3,290,250	$3,863,294	$1,058,279	$16,973,159

Balance at June 30, 2022	30,000,000	$15,000	$8,746,336	$3,952,199	$5,021,753	$184,874	$17,920,162
Net income for the six months	—	—	—	—	2,513,401	—	2,513,401
Allocation to statutory reserve	—	—	—	958,987	(958,987)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(490,628)	(490,627)
Balance at December 31, 2022	30,000,000	$15,000	$8,746,336	$4,911,186	$6,576,167	$(305,754)	$19,942,936

*	Shares and per share data are presented on a retroactive basis to reflect the one-for-five reverse share split effective August 31, 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Six Months Ended December 31,
	2022	2021
Cash flows from operating activities:
Net income	$2,513,401	$3,917,594
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	682,029	163,053
Change in allowance for doubtful accounts	(38,199)	—
Provision for inventory valuation allowance	92,925	96,279
Deferred tax provision (benefits)	193,476	(49,767)
Amortization of operating lease right-of-use assets	31,457	—
Changes in operating assets and liabilities:
Accounts receivable	(1,471,986)	(65,279)
Accounts receivable – a related party	1,341,288	(1,210,924)
Inventories	(248,309)	(4,243,943)
Advance to vendors	(3,379,838)	(3,800,085)
Advance to vendors – a related party	(429,900)	444,962
Contract costs	—	(1,986,928)
Prepayments and other assets	(728,931)	(367,375)
Accounts payable	722,195	3,219,308
Accounts payable – a related party	—	362,046
Advance from customers	(135,186)	(1,187,508)
Accrued liabilities and other payables	653,362	(715,921)
Deferred revenue	(679,636)	139,344
Taxes payable	3,326,198	2,455,040
Operating leases payable	(61,405)	—
Net cash provided by (used in) operating activities	2,382,941	(2,830,104)

Cash flows from investing activities:
Additions to property, plant and equipment	(1,448,840)	(4,951,001)
Net cash used in investing activities	(1,448,840)	(4,951,001)

Cash flows from financing activities:
Proceeds from related parties	—	18,695
Repayment to related parties	(904,208)	(2,589,901)
Proceeds from short-term bank loans	1,433,000	—
Proceeds from long-term loans	—	3,887,500
Deferred issuance costs	—	(100,456)
Net cash provided by financing activities	528,792	1,215,838

Effect of exchange rates changes on cash	(155,422)	134,271
Net increase (decrease) in cash	1,307,471	(6,430,996)
Cash and cash equivalents, beginning of the period	5,848,952	12,656,871
Cash and cash equivalents, end of the period	$7,156,423	$6,225,875

Reconciliation of cash and restricted cash, end of period
Cash and cash equivalents	6,853,398	6,225,875
Restricted cash	303,025	—
Cash, cash equivalents and restricted cash, at the end of period	$7,156,423	$12,656,871

Non-cash Activities:
Additions to construction-in-progress through accounts payable	$46,286	$799,923
Additions to construction-in-progress through interest payable	$171,967	$305,734
Additions to fixed assets through accounts payable	$44,103	$254,597
Right-of-use assets obtained in exchange of lease liabilities	$515,200	$—

Supplemental cash flow disclosures:
Cash paid for income tax	$908	$10,255
Cash paid for interest	$237,616	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

YanGuFang International Group Co., Ltd. (“YanGuFang Group”) is a holding company that was incorporated under the laws of Cayman Islands on May 28, 2020. YanGuFang Group, through its wholly-owned subsidiaries, variable interest entities (“VIEs”) and the VIEs’ subsidiaries (collectively, “the Company”) is engaged in the production and sale of health whole grain foods in the People’s Republic of China (“China” or “PRC”). PRC, including Taiwan, Hong Kong and Macau, and the term “Chinese” has a correlative meaning for the purposes of this report only. The references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this report only, Taiwan, Hong Kong and Macau.

The Company has no substantive operations other than holding 100% ownership interest with no monetary capitalization of YanGuFang International Holding Group (HK) CO., Limited (“YanGuFang HK”) established under the laws of Hong Kong on June 29, 2020. The Company sells oats and whole grain products through offline and online channels as well as providing authorization services.

As of the filing date of this report, the Company’s subsidiaries and consolidated affiliated entities are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
YanGuFang International Holding Group (HK) Co., Limited (“YanGuFang HK”)	June 29, 2020	Hong Kong, PRC	100%	Investment Holding
YGF Oats Life LLC	February 22, 2021	USA	100%	Grain food sale
Inner Mongolia YanGuFang Whole Grain Nutrition Health Industry Technology Co., Ltd. (“YanGuFang China” or “WFOE”)	December 8, 2020	PRC	100%	Grain planting, grain food production and sale
Shanghai Yanna Technology Co., Ltd. (“Yanna Technology”)	February 25, 2021	PRC	100%	Technology consulting and service

VIEs and their subsidiaries
Shanghai YanGuFang E-commerce Co., Ltd. (“YanGuFang E-commerce”)	June 29, 2017	PRC	Variable interest	E-commerce, food sale
Inner Mongolia YanGuFang Whole Grain Industry Development Co., Ltd. (“YanGuFang Whole Grain”)	January 25, 2015	PRC	Variable interest	Grain food production and sale
Inner Mongolia YanGuFang Contract Farming Development Co., Ltd. (“YanGuFang Contract Farming”)	May 8, 2019	PRC	Variable interest	Grain food production and sale
Inner Mongolia YanGuFang Import and Export Trading Co., Ltd. (“YanGuFang I&E Trading”)	May 2, 2018	PRC	Variable interest	Grain food production and sale
YanGuFang Import and Export Trading (Hainan) Co., Ltd. (“YanGuFang Hainan I&E Trading”)	January 29, 2021	PRC	Variable interest	Grain food import and export
Inner Mongolia YanGuFang E-Commerce Co., Ltd. (“YanGuFang E-Commerce (Inner Mongolia)”)	June 20, 2022	PRC	Variable interest	Grain food sale

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries and ultimate beneficiary of VIEs. The CEO and the Chairman of the Board of Directors of the Company is the ultimate controlling shareholder of the Company.

Reorganization

A Reorganization of the legal structure was completed on December 20, 2020. The Reorganization involved: (i) the formation of YanGuFang HK and a wholly foreign-owned enterprise (“WFOE”), YanGuFang China; and (ii) the signing of contractual arrangements between WFOE and VIEs, namely YanGuFang E-commerce, YanGuFang Whole Grain, and YanGuFang Contract Farming, and the VIE Shareholder. YanGuFang HK is also a holding company holding 100% ownership interest with no monetary capitalization of YanGuFang China, which was established on December 8, 2020 under the laws of the People’s Republic of China.

On December 20, 2020, YanGuFang China, or WFOE, entered into Exclusive Option Agreements, Exclusive Technology Development, Consulting and Services Agreements, Equity Pledge Agreement and Power of Attorney (collectively, the “VIE Agreements”) with each of the VIEs and their respective sole shareholder YanGuFang Agroeco Tech, or the VIE Shareholder, on the substantially similar terms. Through these arrangements, the Company seeks to exercise control over the operations of the VIEs and receive all of the economic benefits of the VIEs.

The above-mentioned arrangements ultimately obligate WFOE to absorb all of the risk of loss and receive residual returns of YanGuFang E-commerce, YanGuFang Whole Grain, and YanGuFang Contract Farming. In essence, the Company, through WFOE, has gained effective control over YanGuFang E-commerce, YanGuFang Whole Grain, and YanGuFang Contract Farming. Therefore, the Company believes that YanGuFang E-commerce, YanGuFang Whole Grain, and YanGuFang Contract Farming should be considered as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. YanGuFang E-commerce, YanGuFang Whole Grain, and YanGuFang Contract Farming are engaged in oat and whole grain food production and sales in the PRC.

Before and after the Reorganization, the Company, together with its subsidiaries and the VIEs, is effectively controlled by the same shareholders, and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries and the VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The Contractual Arrangements

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIEs is deemed to be the primary beneficiary of, and must consolidate, the VIEs.

As part of the reorganization for the Company’s initial public offering, on December 20, 2020, YanGuFang China, entered into Exclusive Option Agreements, Exclusive Technology Development, Consulting and Services Agreements, Equity Pledge Agreement and Power of Attorney (collectively, the “VIE Agreements”) with each of the VIEs and the VIE Shareholder, on the substantially similar terms. Through these arrangements, the Company seeks to exercise control over the operations of the VIEs and receive all of the economic benefits of the VIEs. A summary of the VIE Agreements is set forth below.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Exclusive Option Agreements

Pursuant to the Exclusive Option Agreements, the VIE Shareholder has irrevocably granted WFOE or its designee an exclusive option to purchase all or part of the equity interests of each VIE either at the purchase price of RMB100, or the lowest price permitted by applicable PRC laws if a share valuation is required by PRC law in exercising the option, or upon separate agreements between WFOE and the VIE Shareholder, at a specific amount.

Each VIE has also granted WFOE or its designee an exclusive option to purchase all or part of its assets either at the purchase price of RMB 100 or the lowest price permitted by applicable PRC laws, or upon separate agreements between WFOE and each VIE, at a specific amount.

Exclusive Technology Development, Consulting and Services Agreements

Pursuant to the Exclusive Technology Development, Consulting and Services Agreements, WFOE provides each VIE with technology development, consulting and services for which WFOE collects a consulting and service fee (“Service Fee”) quarterly from each VIE. The Service Fee is generally calculated based on the balance between all revenues of each VIE and its related expenses and costs, or, upon separate negotiations of the parties, a specific amount.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreements, the VIE Shareholder has pledged all of its equity interests of each VIE to WFOE as collateral to guarantee the performance by such shareholder of its obligation to pay the Service Fee under each Exclusive Technology Development, Consulting and Services Agreement. As of the date of this report, all pledge documents have been duly filed with the local government. As a pledgee, WFOE is entitled to receive all dividends and interests in cash or cash equivalents generated from the pledged equity interests of each VIE.

Powers of Attorney

Pursuant to the Powers of Attorney, the VIE Shareholder has irrevocably authorized WFOE or its designee to act as its exclusive agent to exercise all of its rights as a shareholder of each VIE, including, but not limited to, attending shareholder’s meetings and executing shareholder resolutions; exercising all shareholder rights permitted by law or regulated in the articles of associations of VIEs, including without limitation, voting rights, sell, transfer, pledge or dispose of any or all of the shares; nominating, designating or appointing the legal representative, chairman, the directors, supervisors, general manager and other senior management. Unless otherwise provided, with the oral or written instruction of VIE Shareholder, WFOE is also entitled to allocate, use or otherwise dispose of all cash dividends and non-cash interests generated from the equity interests of each VIE.

The irrevocable powers of attorney described above have conveyed all shareholder rights held by the VIEs’ shareholders to WFOE, including the right to designate and appoint each of the VIEs’ legal representative, director, supervisor, chief executive officer and other senior management members. The exclusive option agreements provide WFOE with a substantive kick-out right of the VIE Shareholder through an exclusive option to purchase all or any part of the shareholders’ equity interest in the VIEs either at the purchase price of RMB100, or the lowest price permitted by applicable PRC laws if a share valuation is required by PRC law in exercising the option, or upon separate agreements between WFOE and the VIE Shareholder, at a specific amount. In addition, through the exclusive technology development, consulting and service agreements, WFOE has established the right to receive benefits from the VIEs that could potentially be significant to the VIEs, and through the equity pledge agreements, WFOE has, in substance, an obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. As these contractual arrangements allow the Company to effectively control the VIEs and to derive substantially all of the economic benefits from it, the Company has consolidated the VIEs.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The Company, through WFOE, is deemed to have controlling financial interests in and be the primary beneficiary of YanGuFang E-commerce, YanGuFang Whole Grain, and YanGuFang Contract Farming because it has both of the following characteristics:

●	The power to direct activities at YanGuFang E-commerce, YanGuFang Whole Grain, and YanGuFang Contract Farming that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from YanGuFang E-commerce, YanGuFang Whole Grain, and YanGuFang Contract Farming that could potentially be significant to such entity.

Pursuant to these contractual arrangements, the Company, through WFOE, has the right to receive all of YanGuFang E-commerce, YanGuFang Whole Grain, and YanGuFang Contract Farming’s residual return. At the same time, the Company, through WFOE, is obligated to absorb all of their losses. Such contractual arrangements are designed so that the operations of YanGuFang E-commerce, YanGuFang Whole Grain, and YanGuFang Contract Farming are solely for the benefits of WFOE and ultimately, the Company.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIEs and the VIE Shareholder are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and the VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and the VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and the VIEs may not be able to comply;

●	require the Company’s PRC subsidiary and the VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of a public offering to finance the Company’s business and operations in China.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Company’s ability to conduct its business. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Company’s consolidated financial statements. In the opinion of management, the likelihood for the Company to lose such ability is remote based on current facts and circumstances. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Company herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Company to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s unaudited condensed consolidated balance sheets, consolidated statement of income and comprehensive income and consolidated statements of cash flows:

	December 31, 2022	June 30, 2022
CURRENT ASSETS:
Cash and cash equivalents	$6,334,495	$4,859,083
Restricted cash	303,025	467,894
Accounts receivable, net	2,236,252	729,152
Accounts receivable - a related party	3,081,003	3,656,309
Inventories	5,443,133	5,442,661
Advance to vendors	5,099,694	1,729,574
Advance to vendors - a related party	479,706	46,032
Prepayments and other current assets	315,448	84,752
Due from a related party	746,680	—
TOTAL CURRENT ASSETS	24,039,436	17,015,457

NON-CURRENT ASSETS:
Property, plant and equipment, net	46,205,333	46,431,541
Intangible assets, net	2,060,640	2,193,509
Deferred tax assets	712,928	935,646
Deferred issuance costs	156,679	161,325
Right-of-use assets	349,259	—
TOTAL ASSETS*	$73,524,275	$66,737,478

CURRENT LIABILITIES:
Short-term loans	$3,741,000	$2,358,940
Accounts payable	7,640,449	6,252,145
Construction payable	4,211,854	5,105,032
Due to a related party	—	173,244
Advance from customers	3,319,056	3,558,329
Accrued liabilities and other payables	3,782,334	3,057,774
Deferred revenue	1,601,832	1,972,528
Taxes payable	18,082,007	15,151,755
Operating lease liabilities - current	55,988	—
TOTAL CURRENT LIABILITIES	42,434,520	37,629,747
Long-term loans	8,448,835	8,711,755
Long-term deferred revenue, net of current	872,789	1,283,570
Operating lease liabilities – non-current	280,222	—
TOTAL LIABILITIES*	$52,036,366	$47,625,072

*	Certain balances will be eliminated in the consolidated financial statements.

	For the Six Months Ended December 31,
	2022	2021
Revenue	$23,712,427	$18,775,430
Net income	$2,891,660	$4,405,504

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

	For the Six Months Ended December 31,
	2022	2021
Net cash provided by (used in) operating activities	$3,242,677	$(2,342,194)
Net cash used in investing activities	$(1,448,840)	$(4,951,001)
Net cash (used in) provided by financing activities	$(429,795)	$11,065,791

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Company may provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. For the six months ended December 31, 2022 and 2021, the Company did not provide any financial or other support to the VIEs. There are no VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations. Creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its registered capital, to the Company in the form of loans and advance or cash dividends.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The unaudited consolidated financial statements include the unaudited financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances between the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements and are adjusted to reflect actual experience when necessary. Significant estimates required to be made by management include allowance for doubtful accounts, allowance for inventories obsolescence and valuation and realization of deferred tax assets. Actual results could differ from those estimates.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in Point of Sales (“POS”) systems, cash in third-party payment platforms such as Douyin account and cash at banks, which includes deposits with original maturities of three months or less with commercial banks. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not covered by FSD were $5,811,413 and $4,848,437, respectively, as of December 31, 2022 and June 30, 2022.

Restricted cash

Restricted cash mainly represents required cash deposits reserved for certain purchase agreements and as a part of collateral for short-term bank loan.

Accounts Receivables

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective July 1, 2021.The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for doubtful accounts amounted to $nil and $39,799, respectively, as of December 31, 2022 and June 30, 2022.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Management compares the cost of inventories with the net realizable value and if applicable, an allowance is made for writing down the inventory to its net realizable value, if lower than cost. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. On an ongoing basis, inventories are reviewed for potential write-down for products that have become obsolete or exceed anticipated demand, or for which cost exceeds net realizable value. Allowance for inventories obsolescence amounted to $218,212 and $127,867, respectively, as of December 31, 2022 and June 30, 2022.

Advance to Vendors

Advance to suppliers consists of balances paid to suppliers for services and materials that have not been provided or received. Advance to suppliers is short-term in nature and is reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for the advance based on the specific facts and circumstances. Allowance for doubtful accounts amounted to $95,909 and $98,753, respectively, as of December 31, 2022 and June 30, 2022.

Prepayment and other assets

Prepayment and other assets primarily consist of prepaid rents, prepayments for services, loans to third-parties, security deposits made to customers and advance to employees, which are presented net of allowance for doubtful accounts. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. The advance is unsecured and is reviewed periodically to determine whether its carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Other receivables are written off against the allowances only after exhaustive collection efforts.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property, plant and equipment

Property, plant   and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office furniture	3 – 5 years
Electronic equipment	3 – 5 years
Billboard	15 – 20 years
Building	35 years
Production equipment	5 – 10 years
Automobiles	3 – 8 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

The Company constructs certain of its property, plant and equipment. In addition to costs under the construction contracts, external costs that are directly related to the construction and acquisition of such property, plant and equipment are capitalized. Depreciation is recorded at the time assets are ready for their intended use and put into service. Such properties are classified to the appropriate categories of property, plant and equipment when completed.

Intangible Assets

Intangible assets consist primarily of computer software and land use right. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method.

Category	Estimated useful life
Computer software	3 – 10 years
Land use right	40 – 50 years

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the six months ended December 31, 2022 and 2021, respectively.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, advances to suppliers, prepayments and other current assets, accounts payable, advance from customers, accrued expenses, short term bank loans and taxes payable, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long-term bank loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Revenue recognition

The Company produces and sells oat-based food products and service revenue the Company offers to its customers. The Company has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 for the six months ended December 31, 2022 and 2021. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1:    Identify the contract (s) with a customer

Step 2:    Identify the performance obligations in the contract

Step 3:    Determine the transaction price

Step 4:    Allocate the transaction price to the performance obligations in the contract

Step 5:    Recognize revenue when (or as) the entity satisfies a performance obligation

In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as net service revenue. When the Company is a principal, that the Company obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of net service revenue, which the Company earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.

Product sales

The Company generates revenue primarily through the sale and delivery of oat-based food products to customers and recognizes revenue when control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services and is recorded net of value-added tax (“VAT”).

Online product sales

The Company sells oat-based food products through its own APP (application) as well as other reputable online shopping platforms, such as Tmall (www.tmall.com), JD (www.jd.com) and PDD (www.pinduoduo.com). The Company utilizes external delivery service providers to deliver goods to its customers. The customers pay for the goods in advance. The Company recognizes product sales made through APP on a gross basis because the Company is acting as a principal in these transactions as the Company (i) is responsible for fulfilling the promise to provide the specified goods, (ii) takes on inventory risk and (iii) has discretion in establishing price. Revenues are recorded net of value-added taxes (“VAT”). Due to China’s statutory requirement for 7 days return policy for all online purchase, revenues from online sales are recognized when control is transferred, which typically happens upon 7 days after the acceptance. The Company’s contracts with customers are primarily on a fixed-price basis. Discounts and allowances provided to customers are recognized as a reduction in net sales as control of the products is transferred to customers. After the 7 days, customers generally do not have the right to return products unless damaged or defective.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Offline Product sales

The Company also directly sells its products to its customers and wholesalers (“offline sales”), revenues from offline sales are recognized when control is transferred, which typically happens upon delivery, because the Company generally utilizes external delivery service providers to deliver goods to its customers with guaranteed delivery, which is considered at point in time. The Company does not have any further performance obligation upon delivery to the end customers. The Company recognizes the offline product sales revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods.

For all product sales consisting of online sales and offline sales, the Company generally provides a one-year warranty against defects in materials related to the sale of products. The Company considered the warranty as an assurance type warranty since the warranty provides the customer the assurance that the product complies with agreed-upon specifications. Estimated future warranty obligations are included in cost of product sales in the period in which the related revenue is recognized. The determination of the Company’s warranty accrual is based on actual historical experience with the product, estimates of repair and replacement costs and any product warranty problems that are identified after shipment. The Company estimates and adjusts these accruals at each balance sheet date in accordance with changes in these factors. Based on the past experience, the Company has not experienced any significant customer returns for the six months ended December 31, 2022 and 2021, as a result, the Company did not provide warranty accrual.

Costs associated with offline product sales include commissions payable to certain authorized distributors who promote the Company’s product to customers. Commissions are incremental and recoverable costs of acquiring contracts and calculated by a certain percentage of revenue generated from the related contracts. Considering that product sales are performance obligations in contracts that are satisfied at a point in time, commission expense associated with product sales is incurred at that point in time. Therefore, the Company recognizes commissions as selling expense when incurred. For the six months ended December 31, 2022 and 2021, the Commission expense amounted to $3,734,372 and $2,241,279, respectively.

Net service revenue

The Company charges net service fees to third-party merchants for participating in the Company’s online APP, where the Company’s performance obligation is to provide third-party merchants platform services enabling them to transact with customers. Under the net service revenue arrangements, the Company acts as an agent and does not take control of the products provided by the third-party merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise. Upon successful sales, the Company charges the third-party merchants a negotiated amount or a fixed rate commission fee based on the sales amount. Net service revenues are recognized on a net basis at the point of delivery of products, net of return allowances.

Other revenues:

(iii)	Membership fees: for the six months ended December 31, 2022 and 2021, the Company offered certain membership programs to its registered users on its APP. Memberships were offered for a twelve-month period and customers paid a fixed non-refundable upfront membership fee. During the membership period, members enjoy benefits such as free gifts upon purchase and VIP customer service. The Company determined that the membership benefits provided over the membership period were a series of distinct goods and services that were considered one performance obligation. For all the Company’s membership fee contracts, the amount of fee was fixed or determinable and no right of return provision indicated in the contract. The contract price was fully allocated to the single performance obligation. The Company recognized membership service fees on a straight-line basis over their respective membership period.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(iv)	Authorization fees: Starting in April 2021, the Company established a regional authorization program to engage independent merchant to assist in developing specified geographical regions. The program grants non-exclusive geographical territory business development to the authorized distributors within that defined territory. The Company’s services under regional cooperation agreements include marketing support to advertise as well as utilization of the Company’s trademark and copyrights for business promotion purpose. The term of cooperation agreements is typically one to three years. The Company charges a fixed amount authorization fee, consisting of: (1) first installment (85% of the total authorization fee amount) is non-refundable and to be paid upon execution of an authorization agreement and (2) three annual installments payable upon the first, second and third anniversary of the agreement. For all the Company’s cooperation agreements, the amount of fee is fixed or determinable and no right of return provision indicated in the agreement. Since the Company provides no financing to authorized distributors and offers no guarantees on their behalf. The services provided by the Company are highly interrelated with the cooperation agreements and as such are considered to represent a single performance obligation. The agreement price is fully allocated to the single performance obligation. The total authorization fees are recognized ratably on a straight-line basis over the term of the cooperation agreements.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has unconditional rights to payment. The balances of accounts receivable including related party balances, net of allowance for doubtful accounts were $2,611,751 and $2,513,234 as of December 31, 2022 and June 30, 2022, respectively. Unearned revenues consist of payments received or awards to customers   related to unsatisfied performance obligation at the end of the period, included in advance from customers in the Company’s unaudited condensed consolidated balance sheets   with the balance of $3,319,056 and $3,558,329 as of December 31, 2022 and June 30, 2022, respectively.

Disaggregation of revenue

For the six months ended December 31, 2022 and 2021, the disaggregation of revenue by major revenue streams is as follows:

	For the six months ended December 31,
	2022	2021
Product sales – online sales	$1,784,476	$1,144,754
Product sales – offline distributor sales	3,080,722	166,897
Product sales – offline subscription customer sales	17,678,600	15,529,994
Net service revenue	64,598	980,510
Other revenues	1,104,031	953,275
Total	$23,712,427	$18,775,430

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Advertising expenditures

Advertising expenditures are expensed as incurred for the periods presented. Advertising expenditures have been included as part of selling expenses. For the six months ended December 31, 2022 and 2021, advertising expenses amounted to $995,694 and $421,108, respectively.

Leases

The Company adopted Topic 842 on July 1, 2022 using the modified retrospective transition approach. The Company has lease contracts for factory and office space under operating leases. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its unaudited condensed consolidated statements of income on a straight-line basis over the lease term and record variable lease payments as incurred.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 11%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in mainland China remain subject to examination by the tax authorities for five years from the date of filing.

Government grant

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements   of income and comprehensive income   upon receipt and all conditions attached to the grants are fulfilled. For the six months ended December 31, 2022 and 2021, the Company received $33,023 and $2,005, respectively, in government subsidy for various items including land expenses, oat-processing production line and unemployment insurance, etc.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended December 31, 2022 and 2021. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Foreign currency translation

The functional currencies of the Company are the local currency of the countries in which the subsidiaries operate. The Company’s unaudited condensed consolidated financial statements are reported using U.S. Dollars. The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in unaudited condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the unaudited condensed consolidated statement of income and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2022	June 30, 2022	December 31, 2021
Balance sheet items, except for equity accounts	US$1 = RMB 6.8972	US$1 = RMB 6.6981	US$1 = RMB 6.3726
Items in the statements of income and cash flows	US$1 = RMB 6.9789	US$1 = RMB 6.4554	US$1 = RMB 6.4316

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks and uncertainties

Beginning in late 2019, an outbreak of a novel strain of coronavirus (COVID-19) first emerged in China and has spread globally. In March 2020, the World Health Organization (“WHO”) declared the COVID-19 as a pandemic. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. These measures, though intended to be temporary in nature, may continue and increase depending on developments in the COVID-19 outbreak or any reoccurrence of an outbreak. On March 27, 2022, Shanghai announced to lockdown the city in order to control the COVID-19 variation omicron. During the recent lockdown of Shanghai between late March and June 2022, we temporarily closed our Shanghai office from April 1, 2022 to June 1, 2022 but did not close our production facilities in Inner Mongolia, China. Due to the restrictions on logistics and supply chain disruptions in certain areas of China, we reduced our production output during the lockdown period in Shanghai, which to some extent adversely affected our results of operations for the same period. Starting from June 1, 2022, we resumed our production scale to the pre-lockdown level. On December 7, 2022, China announced 10 new rules that constitute a relaxation of almost all of its stringent COVID-19 pandemic control measures. While such measures effectively reopened business within China, COVID-19’s continued existence may have significant and still not well-understood impacts on our industry. On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the extent of the impact of COVID-19 on the Company’s future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19, future government actions in response to COVID-19 and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of COVID-19 on its future operations, financial condition, liquidity and results of operations.

Segment reporting

The Company follows ASC 280, “Segment Reporting” The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business in the PRC as a single segment. As the Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period   presentation. These reclassifications had no effect on the reported revenues, net income and cash flows.

Concentrations of risks

(a) Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2022 and June 30, 2022, the aggregate amount of cash, cash equivalents and restricted cash of $6,933,755 and $5,478,485, respectively, was held at major financial institutions in mainland China, where there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions. As a result, the amounts not covered by FSD were $5,811,413 and $4,848,437 as of December 31, 2022 and June 30, 2022, respectively. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(b) Significant customers

For the six months ended December 31, 2022 and 2021, no customer accounted for more than 10% of total revenues. As of December 31, 2022, four customers accounted for approximately 35.3%, 27.2%, 14.4% and 11.9% of total accounts receivable (including accounts receivable — a related party), respectively. As of June 30, 2022, three customers accounted for approximately 69.9%, 12.9% and 10.2% of total accounts receivable (including accounts receivable — a related party), respectively.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c) Significant suppliers

For the six months ended December 31, 2022, one supplier accounted for approximately 47.4% of total purchases.  For the six months ended December 31, 2021, one supplier accounted for approximately 15.7% of total purchases. As of December 31, 2022, three suppliers accounted for approximately 23.1%, 20.9%   and 16.3% of total accounts payable, respectively. As of June 30, 2022, two suppliers accounted for approximately 24.8% and 19.8%   of total accounts payable, respectively.

(d) Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company, its subsidiaries’, and the VIEs’, VIEs’ subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Company adopted this guidance effective July 1, 2022. Upon adoption, the Company recognized ROU assets of $515,200 and total lease liabilities (including current and non-current) of $515,200 for operating leases as of July 1, 2022..

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-08   will have a material effect on the consolidated financial statements.

In November 2021, the FASB issued Accounting Standards Update No 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). ASU 2021-10 requires additional disclosures regarding the nature of government assistance, the related accounting policy used to account for assistance, the affected line items and applicable amounts within the consolidated financial position and results of operations, and significant terms and conditions related to the assistance. Government assistance within the scope of ASC 832 includes assistance that is administered by domestic, foreign, local, state, national governments, as well as departments, independent agencies and intergovernmental organizations. The updated guidance increases transparency of government assistance including, 1) the type of assistance, 2) the entity’s accounting for assistance, and 3) the effect of assistance on the entity’s financial statements. The new standard is effective for fiscal years beginning after December 15, 2021. The Company adopted this guidance effective July 1, 2022. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the unaudited condensed consolidated financial position, statements of operations and cash flows.

Note 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	December 31, 2022	June 30, 2022
Accounts receivable	$2,236,252	$768,951
Less: allowance for doubtful accounts	—	(39,799)
Accounts receivable, net	$2,236,252	$729,152

Allowance for doubtful accounts movement:

	December 31, 2022	June 30, 2022
Balance as of beginning	$39,799	$—
Provision	55,184	39,799
Write-off	(93,383)	—
Foreign currency translation adjustments	(1,600)	—
Ending balance	$—	$39,799

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — INVENTORIES

Inventories consist of the following:

	December 31, 2022	June 30, 2022
Raw materials	$4,066,408	$4,255,635
Finished goods	1,376,725	1,187,026
Total	$5,443,133	$5,442,661

Note 5 — ADVANCE TO VENDORS

Advance to vendors consist of the following:

	December 31, 2022	June 30, 2022
Prepayments for raw materials	$2,407,175	$1,782,160
Prepayments for equipment	2,509,018	46,167
Prepayments for construction in progress	279,410	—
Less: allowance for doubtful accounts	(95,909)	(98,753)
Total	$5,099,694	$1,729,574

Note 6 — PREPAYMENTS AND OTHER ASSETS

Prepayments and other current assets consist of the following:

	December 31, 2022	June 30, 2022
Deposit to suppliers	$103,962	$45,580
Prepaid other expenses	75,708	39,172
Prepaid advertising expenses	135,778	—
Total	$315,448	$84,752

Note 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31, 2022	June 30, 2022
Office furniture	$75,901	$77,112
Electronic equipment	189,155	141,023
Billboard	42,615	43,879
Building	23,472,626	24,168,711
Production Equipment	5,418,457	5,512,547
Automobiles	110,066	113,330
Subtotal	29,308,820	30,056,602
Less: accumulated depreciation	(1,399,731)	(802,415)
Construction in progress	18,296,244	17,177,354
Property, plant and equipment, net	$46,205,333	$46,431,541

Depreciation expense for the six months ended December 31,2022 and 2021 amounted to $613,152 and $91,332, respectively.

Construction in progress represents costs of construction incurred for the Company’s new production plant. The construction of the new plant is expected to be fully completed in 2023.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — INTANGIBLE ASSETS, NET

The Company states intangible assets at cost less accumulated amortization. Amortization expenses were $68,877 and $71,721 for the six months ended December 31, 2022 and 2021, respectively.

	December 31, 2022	June 30, 2022
Computer software	$1,034,891	$1,081,074
Land use right	1,677,583	1,711,839
Total	2,712,474	2,792,913
Less: accumulated amortization	(651,834)	(599,404)
Intangible assets, net	$2,060,640	$2,193,509

The estimated future amortization expenses are as follows:

Twelve months ending December 31,	Estimated Amortization Expense
2023	$137,753
2024	137,753
2025	137,753
2026	137,753
2027	137,753
2028 and there after	1,371,875
Total	$2,060,640

Note 9 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	December 31, 2022	June 30, 2022
Payroll payable	$823,418	$546,648
Interest payable	1,068,585	815,648
Social welfare payable	152,153	187,530
Office supply payable	101,633	110,747
Packing materials	163,604	288,126
Equipment payable	131,302	52,480
Construction in process payable	70,615	16,423
Rent payable	188,325	123,297
Deferred government grant	242,403	459,534
Others	874,802	457,341
Total	$3,816,840	$3,057,774

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — LEASES

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective July 1, 2022, the Company adopted the new lease accounting standard, FASB ASC 842, Leases, using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the right-of-use assets (“ROU”) assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated retained earnings. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

On July 1, 2022, the ROU assets and related lease liabilities recognized were $515,200 and $515,200, respectively. Total lease expense amounted to $38,233 for the six months December 31, 2022 which included $6,776 interest expense and $31,457 amortization expenses of ROU assets. Total cash paid for operating leases amounted to $61,405 for the six months December 31, 2022.

Supplemental balance sheet information related to operating leases was as follows:

	December 31, 2022	June 30, 2022
Right-of-use assets, net	$483,370	$—

Operating lease liabilities – current	$120,591	$—
Operating lease liabilities – non-current	332,476	—
Total operating lease liabilities	$453,067	$—

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2022:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	5.4
Weighted average discount rate	5.0%

The following is a schedule of maturities of lease liabilities as of December 31, 2022:

Twelve months ending December 31,
2023	$66,008
2024	147,962
2025	128,777
2026	63,003
2027	39,150
Thereafter -	158,558
Total future minimum lease payments	603,458
Less: imputed interest	81,400
Less: prepayments	68,989
Total	$453,067

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — DEFERRED REVENUE

Deferred revenue primarily represents the unearned authorization fee revenue and membership fee revenue as of December 31, 2022 and June 30, 2022.

	December 31, 2022	June 30, 2022
Authorization fee*	$2,459,369	$3,236,574
Membership fee	15,252	19,524
Total	2,474,621	3,256,098
Less: long-term portion	(872,789)	(1,283,570)
Deferred revenue	$1,601,832	$1,972,528

*	The Company collected authorization fee upfront and amortize it in one to three years.

Note 12 — LOANS

Loans consist of the following:

	December 31, 2022	June 30, 2022
Oats government supporting loans(1)	$3,303,932	$3,410,682
Oats government supporting loans(2)	3,610,948	3,721,628
Hale Township(3)	654,530	673,940
Deshenggou Township(4)	696,000	716,640
Wulanbulang Township(5)	183,425	188,865
Shanghai Pudong Development Bank(6)	1,131,000	1,164,540
Inner Mongolia Bank(7)	1,160,000	1,194,400
China Bank(8)	1,450,000	—
Total	12,189,835	11,070,695
Less: short term bank loans	3,741,000	2,358,940
Long-term loans, net of current	$8,448,835	$8,711,755

(1)	In fiscal 2019, due to the PRC central government’s policy to support the rural area development and oat farming business, the local governments in several counties in Inner Mongolia, PRC, where the Company’s factory locates, provided long-term non-secured loans to the Company to encourage its oats business development. Pursuant to the terms of the loan agreements, these loans are designated for the Company to purchase oat related processing and production equipment and all the purchases and payments requires the local government’s approval. The term of loan is generally 12 years starting from September 2019. The aggregated loan principal amounts are RMB 23.9 million (approximately $3.3 million and $3.6 million as of December 31, 2022 and June 30, 2022, respectively). The annual interest rates for these loans are separated into three phases. The annual interest rate for the first two years is 8% (“loan period I”), with 6.5% (“Loan period II”) for the 3rd to 7th years and 5.9% (Loan period III”) for the 8th to 12th years. The interest is required to be paid on annual basis. By the end of loan term (12th year), the Company is required to repay the principal of RMB 22.7 million, which is less than the original principal amount. The Company accounted such loan as using the effective interest method based on the discounted cash flow. The effective interest rate was determined to be 6.3%. The Company pledged fixed assets with carrying value of RMB 32.6 million (approximately $4.7 million) in “YanGuFang Whole Grain Eco-Tech Park” in Golden Triangle Development Zone, Wuchuan County, Inner Mongolia as collateral.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — LOANS (cont.)

(2)	In fiscal 2022, due to the PRC central government’s policy to support the rural area development and oat farming business, the local governments in several counties in Inner Mongolia, PRC, where the Company’s factory locates, provided long-term non-secured loans to the Company to encourage its oats business development. Pursuant to the terms of the loan agreements, these loans are designated for the Company to purchase oat related processing and production equipment and all the purchases and payments requires the local government’s approval. The term of these loans is generally 12 years starting from July 2021. The aggregated loan principal amounts are RMB 25.0 million (approximately $3.6 million as of December 31, 2022) for twelve years with a maturity date in June, 2033 at a fixed annual interest rate of 7%. The interest is required to be paid on annual basis. By the end of loan term (12 years), the Company is required to repay the principal of RMB 23.7 million, which is less than the original principal amount. The Company accounted such loan as using the effective interest method based on the discounted cash flow. The effective interest rate was determined to be 6.02%. The Company pledged fixed assets with carrying value of RMB 32.6 million (approximately $4.7 million) in “YanGuFang Whole Grain Eco-Tech Park” in Golden Triangle Development Zone, Wuchuan County, Inner Mongolia as collateral.

(3)	In July 2018, the Company and Hale Township Government entered into a series of non-secured loan agreements, pursuant to which, the term of loans was all from August 18, 2018 to August 18, 2020 and was subsequently extended to August 23, 2024. The principal of the loans was approximately RMB 4.5 million (or $654,530 and $673,940 as of December 31, 2022 and June 30, 2022, respectively). The Company shall pay a fixed annual interest rate of approximately 6% to the Village Committee on annual basis. The Company pledged land use right with carrying value of RMB 10.1million (approximately $1.5 million as of December 31, 2022) and the appurtenant on the land with carrying value of RMB 192.1 million (approximately $27.9 million as of December 31, 2022) located at in “YanGuFang Whole Grain Eco-Tech Park” in Golden Triangle Development Zone, Wuchuan County, Inner Mongolia as collateral.

(4)	In August 2018, the Company and Deshenggou Township Government entered into a series of non-secured loan agreements, pursuant to which, the term of loans was from August 18, 2018 to August 18, 2020 and was subsequently extended to August 21, 2024. The principal of the loans was approximately RMB 4.8 million (or $696,000 and $716,640 as of December 31, 2022 and June 30, 2022, respectively). The Company shall pay a fixed annual interest rate of approximately 6% to the Village Committee annually on annual basis. The Company pledged land use right with carrying value of RMB 10.1 million (approximately $1.5 million as of December 31, 2022) and the appurtenant on the land with carrying value of RMB 192.1 million (approximately $27.9 million as of December 31, 2022) located at in “YanGuFang Whole Grain Eco-Tech Park” in Golden Triangle Development Zone, Wuchuan County, Inner Mongolia as collateral.

(5)

In August 2018, the Company and Wulanbulang Township Government entered into a series of non-secured loan agreements. pursuant to which, the term of loans was from July 11, 2018 to July 11, 2020 and was subsequently extended to July 13, 2024. The principal of the loans was approximately RMB 1.3 million (or $183,425 and $188,865 as of December 31, 2022 and June 30, 2022, respectively). The Company shall pay a fixed annual interest rate of approximately 6% to the Village Committee annually on annual basis. The Company pledged land use right with carrying value of RMB 10.1 million (approximately $1.5 million as of December 31, 2022) and the appurtenant on the land with carrying value of RMB 192.1.0 million (approximately $27.9 million as of December 31, 2022) located at in “YanGuFang Whole Grain Eco-Tech Park” in Golden Triangle Development Zone, Wuchuan County, Inner Mongolia as collateral.

(6)	On January 10, 2022, the Company signed a loan agreement with Shanghai Pudong Development Bank to borrow RMB 7,800,000 ($1,131,000) for a term of twelve months with an annual interest rate of 5.3%. The loan was guaranteed by YanGuFang Agroeco Tech. The Company pledged three patents and land use rights for two parcels of land for the loan with a carrying value of approximately $1.5 million as of December 31, 2022. The Company also deposited RMB 780,000 ($113,100) as security deposit. The loan was fully repaid upon maturity.

(7)	On May 30, 2022, the Company signed a loan agreement with Inner Mongolia Bank to borrow RMB 8,000,000 ($1,160,000) for a term of twelve months with an annual interest rate of 5.5%. The loan was guaranteed by YanGuFang Agroeco Tech. Mr. Junguo He, Mr. Zhu Sun, Mr. Yuxiang Sun and Mr. Ya Zhang, the shareholder of the Company, also personally guaranteed the repayment of the loan. The Company also pledged inventory with a carrying value of approximately $3.0 million as of December 31, 2022 to also guarantee the repayment of the loan. The loan was fully repaid upon maturity.

(8)	On July 1, 2022, YGF Whole Grain entered into a loan agreement with Bank of China to obtain a loan of RMB 10,000,000 ($1,450,000) for one year with a maturity date of July 20, 2023 with a fixed annual interest rate of 3.5%. YGF Whole Grain provided 10 types of utility model patents as collateral for this loan. The estimated value of the pledged assets were approximately $1.7 million (RMB 11,864,700) on July 1, 2022. Junguo He, the CEO of the Company, also guaranteed the repayment of the loan.

Interest expense amounted to $172,771 and $49,351 for the six months ended December 31, 2021 and 2021, respectively. Capitalized interest of $171,967 and $256,383 for the six months ended December 31, 2022 and 2021, respectively, was included in construction in progress.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — RELATED PARTIES BALANCES AND TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of December 31, 2022 and June 30, 2022 and transactions for the six months ended December 31, 2022 and 2021 were identified as follows:

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Inner Mongolia YanGuFang Ecological Agriculture Technology (Group) Co. Ltd. (“YanGuFang Agroeco Tech”)	It holds 100% of the share of Shanghai YanGuFang E-Commerce Co., Ltd., Inner Mongolia YanGuFang Contract Farming Development Co., Ltd. and Inner Mongolia YanGuFang Whole Grain Industry Development Co., Ltd.
Shanghai Rongzhi Intelligent Technology Co., Ltd.	Controlled, jointly controlled, or significantly influenced or managed by a person who is a related party.
Kui Shi	Vice Chairmen of YanGuFang Agroeco Tech, CFO of the Company
Inner Mongolia YanGuFang Seed Industry Co., Ltd.	Controlled, jointly controlled, or significantly influenced or managed by a person who is a related party.
Inner Mongolia YanGuFang Trading Co., Ltd.	Controlled, jointly controlled, or significantly influenced or managed by a person who is a related party.
Zhejiang YanGuFang Agricultural Technology Co., Ltd.	Controlled, jointly controlled, or significantly influenced or managed by a person who is a related party.
Hohhot one point one Public Welfare Foundation	Controlled, jointly controlled, or significantly influenced or managed by a person who is a related party.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(2) Related Party Transactions

	For the six months ended December 31,
	2022	2021
Sales to related parties
YanGuFang Agroeco Tech	$203,344	$881,351
Inner Mongolia YanGuFang Trading Co., Ltd.	—	103,134
Zhejiang YanGuFang Agricultural Technology Co., Ltd.	94,045	193,469
Others	86,545	32,970
Total	$383,934	$1,210,924

	For the six months ended December 31,
	2022	2021
Purchases from related party
YanGuFang Agroeco Tech	$2,699,507	$1,534,850

	For the six months ended December 31,
	2022	2021
Equipment purchases from related party
Shanghai Rongzhi Intelligent Technology Co., Ltd.	$—	$1,275,417

In addition to the above transactions, YanGuFang Agroeco Tech also provided a factory space of 2,232 square meters to YanGuFang Whole Grain from May 16, 2015 to March 27, 2027.

(3) Accounts receivable - a related party

As of December 31, 2022 and June 30, 2022, accounts receivables from YanGuFang Agroeco Tech amounted to $375,499 (including $180,590 accounts receivable YanGuFang Agroeco Tech collects on behalf of other related parties) and $1,784,082, respectively. The accounts receivables balances as of December 31, 2022 were fully collected subsequently as of June 29, 2023.

(4) Advance to vendors - a related party

As of December 31, 2022 and June 30, 2022, advance to Shanghai Rongzhi Automation System Co., Ltd. amounted to $479,706 and $46,032, respectively.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(6) Due from a related party

	As of December 31, 2022	As of June 30, 2022
Due from a related party
YanGuFang Agroeco Tech	$746,680	$—
Total	$746,680	$—

Due from a related party balances as of December 31, 2022 represented non-interest bearing advance that was fully collected as of June 29, 2023.

(7) Due to related parties

	As of December 31, 2022	As of June 30, 2022
Due to related parties
Kui Shi	$—	$18,719
Hohhot one point one Public Welfare Foundation	—	154,525
Total	$—	$173,244

Note 14 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under Hong Kong tax laws, YanGuFang HK is subject to a statutory income tax rate at 16.5% if revenue is generated in Hong Kong and they are exempted from income tax on their foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends.

Mainland China

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. YanGuFang Whole Grain, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2020. The certificate is valid for three years.

The impact of the tax holidays noted above decreased foreign taxes by $1,117,450 and $667,613 for the six months ended December 31, 2022 and 2021, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.04 and $0.02 for the six months ended December 31, 2022 and 2021, respectively.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — TAXES (cont.)

i) The components of the income tax provision are as follows:

	For the six months ended December 31, 2022	For the six months ended December 31, 2021
Current income tax	$1,564,940	$1,087,055
Deferred tax provision (benefits)	193,475	(49,767)
Total provision for income taxes	$1,758,415	$1,037,288

ii) The following table reconciles PRC statutory rates to the Company’s effective tax rate:

	For the six months ended December 31, 2022	For the six months ended December 31, 2021
PRC statutory tax rate	25%	25%
Effect of PRC preferential tax rate	(26.2)%	(13.5)%
Research & Development (“R&D”) super deduction	(2.0)%	(0.3)%
Change in valuation allowance	42.4%	7.3%
Non-deductible items and others*	2.0%	2.4%
Effective tax rate	41.2%	20.9%

*	Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.

iii) The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	December 31, 2022	June 30, 2022
Deferred tax assets:
Net operating loss carry-forward	$4,076,022	$2,311,830
Allowance for inventory reserves	37,044	21,276
Allowance for doubtful accounts	10,051	20,276
Deferred revenue	655,015	882,931
Valuation allowance	(4,065,204)	(2,300,667)
Total deferred tax assets	$712,928	$935,646

As of December 31, 2022, the Company’s PRC nine entities had a net operating losses carryforwards of approximately $15.7 million, which will expire on various dates from May 31, 2023 to May 31, 2028. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. As of December 31, 2022 and June 30, 2022, the Company has provided a full valuation allowance on deferred tax assets for net operating losses that the Company estimated unrealizable in the foreseeable future due to expected future operating losses in certain entities. For the six months ended December 31, 2022 and 2021, the change in valuation allowance amounted to $1,809,276 and $359,250, respectively.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — TAXES (cont.)

(b) Taxes payable

Taxes payable consist of the following:

	December 31, 2022	June 30, 2022
Income tax payable	$9,681,071	$8,336,306
Value-added tax payable	8,100,739	6,483,160
Other taxes payable	299,216	332,289
Total	$18,081,026	$15,151,755

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended December 31, 2022 and 2021. As of December 31, 2022 and June 30, 2022, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities.

As of December 31, 2022 and June 30, 2022, the Company had accrued tax liabilities of approximately $18.1 million and $15.2 million, respectively, mostly related to the unpaid income tax and value-added tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. There was no interest and penalty accrued as of December 31, 2022 and June 30, 2022 since it is impossible to estimate the amount of the penalty and interest at this point, and the Company believes that the probability of them being charged interest and penalty is remote as the local authority is more often willing to settle. As of December 31, 2022, the tax years ended December 31, 2017 through December 31, 2022 for the Company’s PRC subsidiary and the VIEs remain open for statutory examination by PRC tax authorities.

Note 15 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established by founding shareholders under the laws of the Cayman Islands on May 28, 2020 with 500,000,000 ordinary shares authorized, $0.0001 par value, 150,000,000 ordinary shares issued and outstanding.

Recapitalization

On August 31, 2022, the Company effectuated a share consolidation of its ordinary shares on a one-for-five basis whereby each five ordinary shares were consolidated into one ordinary share by passing shareholder resolutions and adopting the amended and restated memorandum and articles of association (the “Share Consolidation”). As a result of the Share Consolidation, the Company’s authorized share capital were amended from $50,000 divided into 500,000,000 ordinary shares with par value $0.0001 for each ordinary share, to 100,000,000 ordinary shares with par value $0.0005 for each ordinary share and the issued and outstanding ordinary shares were changed from 150,000,000 to 30,000,000. Unless otherwise provided in this report, all share and per share numbers relating to our ordinary shares prior to the effectiveness of the Share Consolidation have been adjusted to give effect to the Share Consolidation.

The Company believes that the Share Consolidation should be considered as a part of the Recapitalization of the Company and accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — SHAREHOLDERS’ EQUITY (cont.)

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the PRC must take appropriations from tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of a PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted to $4,911,186 and $3,952,199 as of December 31, 2022 and June 30, 2022, respectively.

Because the Company’s VIEs in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s VIEs in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s VIEs in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s VIEs in the PRC not available for distribution, was $13,657,522 and $12,698,535 as of December 31, 2022 and June 30, 2022, respectively.

Note 16 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2022, the Company has no outstanding litigation.

Note 17 — SUBSEQUENT EVENTS

On March 28, 2023, the ordinary shares of the Company began trading on The Nasdaq Capital Market under the ticker symbol “YGF.” On March 30, 2023, the Company closed its IPO of 2,000,000 ordinary shares at a public offering price of $4.00 per share. The Company received aggregate net proceeds of approximately $6.7 million from the offering, after deducting underwriting discounts and other related expenses.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiary and the VIEs are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s subsidiaries and VIEs are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, substantially all of the Company’s operations and revenues are conducted and generated in the PRC, and all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into USD.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiaries and the VIEs exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
PARENT COMPANY BALANCE SHEETS

	December 31, 2022	June 30, 2022
ASSETS
Cash	$409,928	$68,892
Investment subsidiaries and VIEs, net	22,165,244	19,268,988
TOTAL ASSETS	22,575,172	19,337,880

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Due to related parties	$2,632,236	$1,417,718
TOTAL LIABILITIES	$2,632,236	$1,417,718

COMMITMENTS AND CONTINGENCIES EQUITY:
Ordinary shares, $0.0005 par value, 100,000,000 shares authorized, 30,000,000 ordinary shares issued and outstanding at December 31, 2022 and June 30, 2022*	15,000	15,000
Additional paid in capital	13,657,522	12,698,535
Retained earnings	6,575,167	5,021,753
Accumulated other comprehensive (loss) income	(305,753)	184,874
TOTAL SHAREHOLDERS’ EQUITY	19,942,936	17,920,162
TOTAL LIABILITIES AND EQUITY	$22,575,172	$19,337,880

*	Shares and per share data are presented on a retroactive basis to reflect the one-for-five reverse share split effective August 31, 2022.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended December 31,
	2022	2021
G&A expenses	$(307,866)	$(487,934)
Equity in earnings of subsidiaries	2,821,267	4,405,528
NET INCOME	2,513,401	3,917,594

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(490,627)	203,408
COMPREHENSIVE INCOME	$2,022,774	$4,121,002

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the six months ended December 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,513,401	$3,917,594
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	(2,821,267)	(4,405,528)
Prepayments and other current assets	(498,527)	—
NET CASH USED IN OPERATING ACTIVITIES	(806,393)	(487,934)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from intercompany loans	1,235,819	—
Repayment of intercompany loans	(4,813)	(6,684,012)
Deferred issuance cost	—	(100,456)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,231,006	(6,784,468)

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH	(83,577)	35,069
NET CHANGES IN CASH	341,036	(7,237,333)
CASH, BEGINNING OF THE PERIOD	68,892	7,617,208
CASH, END OF THE PERIOD	$409,928	$379,875